EXHIBIT 99

List of Terminated Tobacco Cases

The following cases, previously listed as pending, have been dismissed and were not previously reported as such:

Brazil (State of Sao Paulo) v. The American Tobacco Company, Inc., et al., State of Louisiana, February 14, 2000, Dismissed February 23, 2007.

Brown, G. (severed from Cochran, O.) v. R.J. Reynolds Tobacco Company, et al., Circuit Court of George County, Mississippi, March 30, 2001, Dismissed.

Kaiser Aluminum & Chemical Corporation v. RJR Nabisco, et al., Circuit Court of Jefferson County, Mississippi, December 15, 2000, Dismissed January 26, 2007.

McCormack, P. (severed from Walgreen, C.) v. The American Tobacco Company, et al., Supreme Court of New York, New York County, May 28, 1997, Dismissed.

Panama (The Republic of) v. The American Tobacco Company, et al., Civil District Court for the Parish of Orleans, New Orleans, Louisiana, August 25, 1998, Dismissed February 23, 2007.